EXHIBIT (c)(viii)

Queensland Treasury Corporation’s 2016-17 Indicative Borrowing Program Update.

QTC announces $7.3 billion term debt borrowing program

Following the Queensland 2016-17 State Budget release yesterday, Queensland Treasury Corporation (QTC) estimates it will borrow $7.3 billion of term debt in the 2016-17 financial year. This is a reduction of approximately $3.3 billion from what was previously forecast in the mid-year update to QTC’s 2015-16 borrowing program, released in December 2015. The reduction in the 2016-17 borrowing requirement is primarily as a consequence of pre-funding undertaken by QTC in 2015-16.

Indicative term debt borrowing program

	2016-17	2017-18	2018-19	2019-20
	AUD M1	AUD M1	AUD M1	AUD M1
New money
State (includes general government and government-owned corporations)	1,200	900	400	900
Local government and other entities[2]	700	500	400	300

Total new money	1,900	1,400	800	1,200
Net term debt refinancing	5,400	7,900	8,300	9,300

Total term debt requirement	7,300	9,300	9,100	10,500

[1]	Numbers are rounded to the nearest $100 million.
[2]	Other entities include: universities, grammar schools, retail water entities and water boards.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2016-17 funding strategy

•	QTC’s AUD benchmark bonds will remain its principal source of funding during 2016-17.

•	QTC will issue term debt combined with targeted consolidations of shorter maturities into longer maturities to smooth and extend QTC’s maturity profile.

•	QTC will monitor the market for opportunities to issue non-benchmark term debt instruments to complement benchmark bond issuance.

•	QTC will continue to maintain a minimum of approximately $5 billion of short-term debt outstandings.

•	QTC’s funding activity will be subject to market conditions and client requirements.

15 JUNE 2016 QUEENSLAND TREASURY CORPORATION MEDIA RELEASE PAGE 2 OF 2 EST. 1988 / GOVERNMENT GUARANTEED

2015-16 year in review

•	During the 2015-16 financial year, QTC issued $7.6 billion of benchmark bonds via public issuance.

•	Two new benchmark bonds maturing in 2026 and 2028 were issued via syndication with $3.6 billion and $1 billion outstanding respectively by June 2016.

•	QTC’s 2033 bond (previously classified as a preferred line) was designated as a benchmark bond in April when outstandings exceeded $1 billion.

•	Investor demand for primary issues was strong throughout the year with all public issuance well oversubscribed.

Next review of borrowing requirements

QTC will revise its 2016-17 borrowing program following the Queensland Government’s release of its Mid-Year Fiscal and Economic Review.

NOTE: QTC’S 2016-17 indicative borrowing program is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 10 February 2016. QTC is also in the process of preparing and filing a US Form 18-K/A (exhibiting the borrowing program and Budget papers) with the US Securities and Exchange Commission.

LEGAL NOTICE: This announcement (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘US Persons’ (as defined in Regulation S under the US Securities Act of 1933, as amended (the ‘Securities Act’)), without registration under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and any other applicable US state securities laws. This announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.

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